EXHIBIT 99.3

Interim Unaudited Financial Statements of Suncor Energy Inc. for the three and nine months ended September 30, 2006

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

		Third quarter	Nine months ended Sept 30
($ millions)	2006	2005	2006	2005
		(restated)		(restated)
		(note 2)		(note 2)
Revenues	4 114	3 149	12 042	7 608
Expenses
Purchases of crude oil and products	1 472	1 311	3 656	3 166
Operating, selling and general (notes 2 and 6)	656	602	2 082	1 682
Energy marketing and trading activities (note 3)	427	237	1 043	598
Transportation and other costs	54	35	152	102
Depreciation, depletion and amortization (note 2)	180	145	504	419
Accretion of asset retirement obligations	9	8	26	23
Exploration	18	29	80	48
Royalties (note 10)	143	172	771	410
Taxes other than income taxes	156	160	438	406
Gain on disposal of assets	(2)	—	(5)	(1)
Project start-up costs	13	7	39	13
Financing income (note 4)	—	(58)	(13)	(30)
	3 126	2 648	8 773	6 836
Earnings Before Income Taxes	988	501	3 269	772
Provision for (Recovery of) Income Taxes (notes 2 and 9)
Current	(2)	(16)	(11)	37
Future	308	202	667	270
	306	186	656	307
Net Earnings	682	315	2 613	465
Per Common Share (dollars), (note 5)
Basic	1.48	0.69	5.69	1.02
Diluted	1.45	0.67	5.56	1.00
Cash dividends	0.08	0.06	0.22	0.18

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

(unaudited)

	September 30	December 31
($ millions)	2006	2005
		(restated)
		(note 2)
Assets
Current assets
Cash and cash equivalents	290	165
Accounts receivable	1 210	1 139
Inventories	648	523
Income taxes receivable	22	6
Future income taxes	65	83
Total current assets	2 235	1 916
Property, plant and equipment, net	14 849	12 966
Deferred charges and other (note 2)	260	267
Total assets	17 344	15 149
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	8	49
Accounts payable and accrued liabilities (note 10)	1 788	1 830
Taxes other than income taxes	57	56
Total current liabilities	1 853	1 935
Long-term debt	2 070	3 007
Accrued liabilities and other	1 017	1 005
Future income taxes (notes 2 and 9)	3 852	3 206
Shareholders’ equity (see below)	8 552	5 996
Total liabilities and shareholders’ equity	17 344	15 149

Shareholders’ Equity

	Number		Number
	(thousands)		(thousands)
Share capital	459 596	784	457 665	732
Contributed surplus		76		50
Cumulative foreign currency translation		(117)		(81)
Retained earnings (note 2)		7 809		5 295
		8 552		5 996

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

		Third quarter	Nine months ended Sept 30
($ millions)	2006	2005	2006	2005
		(restated)		(restated)
		(note 2)		(note 2)
Operating Activities
Cash flow from operations	1 153	651	3 787	1 250
Decrease (increase) in operating working capital
Accounts receivable	49	(429)	(100)	(604)
Inventories	(98)	44	(125)	4
Accounts payable and accrued liabilities	219	87	(147)	469
Taxes receivable	(38)	(19)	(15)	(47)
Cash flow from operating activities	1 285	334	3 400	1 072
Cash Used in Investing Activities	(866)	(769)	(2 320)	(2 216)
Net Cash Surplus (Deficiency) Before Financing Activities	419	(435)	1 080	(1 144)
Financing Activities
Decrease in short-term debt	—	(6)	(41)	(26)
Net increase (decrease) in other long-term debt	(270)	483	(886)	1 141
Issuance of common shares under stock option plan	7	10	40	62
Dividends paid on common shares	(34)	(26)	(92)	(77)
Deferred revenue	11	11	27	41
Cash provided by (used in) financing activities	(286)	472	(952)	1 141
Increase (Decrease) in Cash and Cash Equivalents	133	37	128	(3)
Effect of Foreign Exchange on Cash and Cash Equivalents	(1)	—	(3)	—
Cash and Cash Equivalents at Beginning of Period	158	48	165	88
Cash and Cash Equivalents at End of Period	290	85	290	85

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

($ millions)	Share Capital	Contributed Surplus	Cumulative Foreign Currency Translation	Retained Earnings
At December 31, 2004, as previously reported	651	32	(55)	4 293
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	(47)
At December 31, 2004, as restated	651	32	(55)	4 246
Net earnings	—	—	—	465
Dividends paid on common shares	—	—	—	(77)
Issued for cash under stock option plan	67	(5)	—	—
Issued under dividend reinvestment plan	5	—	—	(5)
Stock-based compensation expense	—	16	—	—
Foreign currency translation adjustment	—	—	(28)	—
At September 30, 2005	723	43	(83)	4 629
At December 31, 2005, as previously reported	732	50	(81)	5 429
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	(134)
At December 31, 2005, as restated	732	50	(81)	5 295
Net earnings	—	—	—	2 613
Dividends paid on common shares	—	—	—	(92)
Issued for cash under stock option plan	45	(5)	—	—
Issued under dividend reinvestment plan	7	—	—	(7)
Stock-based compensation expense	—	31	—	—
Foreign currency translation adjustment	—	—	(36)	—
At September 30, 2006	784	76	(117)	7 809

See accompanying notes.

SCHEDULES OF SEGMENTED DATA

(unaudited)

					Energy Marketing		Refining and
					and Refining –		Marketing –		Corporate and		Third quarter
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
EARNINGS
Revenues
Operating revenues	1 573	623	126	164	1 022	982	949	924	2	—	3 672	2 693
Energy marketing and trading activities	—	—	—	—	440	245	—	—	(2)	—	438	245
Net insurance proceeds	—	211	—	—	—	—	—	—	—	—	—	211
Intersegment revenues	135	163	6	10	—	—	—	—	(141)	(173)	—	—
Interest	—	—	1	—	—	—	2	—	1	—	4	—
	1 708	997	133	174	1 462	1 227	951	924	(140)	(173)	4 114	3 149
Expenses
Purchases of crude oil and products	71	8	—	—	792	740	732	731	(123)	(168)	1 472	1 311
Operating, selling and general	510	353	29	25	94	114	44	48	(21)	62	656	602
Energy marketing and trading activities	—	—	—	—	429	241	—	—	(2)	(4)	427	237
Transportation and other costs	41	23	6	5	1	1	6	6	—	—	54	35
Depreciation, depletion and amortization	96	83	38	36	27	18	13	6	6	2	180	145
Accretion of asset retirement obligations	7	7	1	1	1	—	—	—	—	—	9	8
Exploration	—	—	18	29	—	—	—	—	—	—	18	29
Royalties (note 10)	119	136	24	36	—	—	—	—	—	—	143	172
Taxes other than income taxes	17	20	1	1	93	86	44	53	1	—	156	160
Gain on disposal of assets	—	—	(1)	—	—	—	(1)	—	—	—	(2)	—
Project start-up costs	8	7	—	—	—	—	5	—	—	—	13	7
Financing expenses (income)	—	—	—	—	—	—	—	—	—	(58)	—	(58)
	869	637	116	133	1 437	1200	843	844	(139)	(166)	3 126	2 648
Earnings (loss) before income taxes	839	360	17	41	25	27	108	80	(1)	(7)	988	501
Income taxes	(256)	(135)	(5)	(17)	(8)	(10)	(38)	(30)	1	6	(306)	(186)
Net earnings (loss)	583	225	12	24	17	17	70	50	—	(1)	682	315

					Energy Marketing		Refining and
					and Refining –		Marketing –		Corporate and		Third quarter
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	583	225	12	24	17	17	70	50	—	(1)	682	315
Exploration expenses	—	—	15	29	—	—	—	—	—	—	15	29
Non-cash items included in earnings
Depreciation, depletion and amortization	96	83	38	36	27	18	13	6	6	2	180	145
Income taxes	256	135	5	17	8	10	38	30	1	10	308	202
Gain on disposal of assets	—	—	(1)	—	—	—	(1)	—	—	—	(2)	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	12	6	12	6
Other	(4)	2	(1)	(2)	(2)	(1)	(2)	(4)	(13)	(61)	(22)	(66)
Increase (decrease) in deferred credits and other	(5)	(4)	—	—	1	—	—	—	(16)	24	(20)	20
Total cash flow from (used in) operations	926	441	68	104	51	44	118	82	(10)	(20)	1 153	651
Decrease (increase) in operating working capital	(73)	(273)	35	(14)	11	13	(12)	103	171	(146)	132	(317)
Total cash flow from (used in) operating activities	853	168	103	90	62	57	106	185	161	(166)	1 285	334
Cash from (used in) investing activities:
Capital and exploration expenditures	(585)	(563)	(99)	(87)	(88)	(114)	(14)	(95)	(9)	(17)	(795)	(876)
Acquisition of Denver refinery and related assets	—	—	—	—	—	—	—	—	—	—	—	—
Deferred maintenance shutdown expenditures	—	(4)	—	(3)	(4)	—	—	(3)	—	—	(4)	(10)
Deferred outlays and other investments	—	—	—	—	1	1	1	—	(12)	2	(10)	3
Proceeds from disposals	1	—	(1)	2	—	1	—	—	—	—	—	3
Proceeds from property loss	—	44	—	—	—	—	—	—	—	—	—	44
Decrease (increase) in investing working capital	(29)	43	—	—	(14)	9	(14)	15	—	—	(57)	67
Total cash (used in) investing activities	(613)	(480)	(100)	(88)	(105)	(103)	(27)	(83)	(21)	(15)	(866)	(769)
Net cash surplus (deficiency) before financing activities	240	(312)	3	2	(43)	(46)	79	102	140	(181)	419	(435)

					Energy Marketing		Refining and		Nine months ended September 30
					and Refining –		Marketing –		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
EARNINGS
Revenues
Operating revenues	4 765	1 636	420	412	2 962	2 634	2 425	1 910	4	1	10 576	6 593
Energy marketing and trading activities	—	—	—	—	1 097	627	—	—	(25)	—	1 072	627
Net insurance proceeds	385	387	—	—	—	—	—	—	—	—	385	387
Intersegment revenues	581	316	23	36	—	—	—	—	(604)	(352)	—	—
Interest	—	—	1	—	—	—	3	1	5	—	9	1
	5 731	2 339	444	448	4 059	3 261	2 428	1 911	(620)	(351)	12 042	7 608
Expenses
Purchases of crude oil and products	88	29	—	—	2 206	1 959	1 940	1 513	(578)	(335)	3 656	3 166
Operating, selling and general	1 474	966	80	69	315	339	128	119	85	189	2 082	1 682
Energy marketing and trading activities	—	—	—	—	1 072	615	—	—	(29)	(17)	1 043	598
Transportation and other costs	114	68	17	16	5	4	16	14	—	—	152	102
Depreciation, depletion and amortization	281	241	110	97	69	54	25	18	19	9	504	419
Accretion of asset retirement obligations	21	18	4	4	1	1	—	—	—	—	26	23
Exploration	22	10	58	38	—	—	—	—	—	—	80	48
Royalties (note 10)	682	317	89	93	—	—	—	—	—	—	771	410
Taxes other than income taxes	58	34	3	2	256	258	120	112	1	—	438	406
Gain on disposal of assets	—	—	(5)	—	—	(1)	—	—	—	—	(5)	(1)
Project start-up costs	32	13	—	—	2	—	5	—	—	—	39	13
Financing income	—	—	—	—	—	—	—	—	(13)	(30)	(13)	(30)
	2 772	1 696	356	319	3 926	3 229	2 234	1 776	(515)	(184)	8 773	6 836
Earnings (loss) before income taxes	2 959	643	88	129	133	32	194	135	(105)	(167)	3 269	772
Income taxes	(547)	(250)	26	(52)	(35)	(13)	(69)	(48)	(31)	56	(656)	(307)
Net earnings (loss)	2 412	393	114	77	98	19	125	87	(136)	(111)	2 613	465
As at September 30
TOTAL ASSETS	12 933	10 990	1 370	1 159	2 930	1 880	1 290	1 239	(1 179)	(720)	17 344	14 548

					Energy Marketing		Refining and		Nine months ended September 30
					and Refining –		Marketing –		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A.		Eliminations		Total
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	2 412	393	114	77	98	19	125	87	(136)	(111)	2 613	465
Exploration expenses	—	—	40	38	—	—	—	—	—	—	40	38
Non-cash items included in earnings Depreciation, depletion and amortization	281	241	110	97	69	54	25	18	19	9	504	419
Income taxes	547	250	(26)	52	35	13	69	48	42	(93)	667	270
Gain on disposal of assets	—	—	(5)	—	—	(1)	—	—	—	—	(5)	(1)
Stock-based compensation expense	—	—	—	—	—	—	—	—	31	16	31	16
Other	10	25	—	4	1	7	(2)	(1)	(39)	(54)	(30)	(19)
Increase (decrease) in deferred credits and other	(16)	(10)	—	—	1	—	(3)	—	(15)	72	(33)	62
Total cash flow from (used in) operations	3 234	899	233	268	204	92	214	152	(98)	(161)	3 787	1 250
Decrease (increase) in operating working capital	(295)	(201)	(6)	(41)	(65)	(29)	20	45	(41)	48	(387)	(178)
Total cash flow from (used in) operating activities	2 939	698	227	227	139	63	234	197	(139)	(113)	3 400	1 072
Cash from (used in) investing activities:
Capital and exploration expenditures	(1 547)	(1 443)	(341)	(241)	(323)	(306)	(178)	(258)	(23)	(41)	(2 412)	(2 289)
Acquisition of Denver refinery and related assets	—	—	—	—	—	—	—	(62)	—	—	—	(62)
Deferred maintenance shutdown expenditures	—	(64)	—	(3)	(5)	—	(51)	(4)	—	—	(56)	(71)
Deferred outlays and other investments	(2)	(1)	—	—	1	(1)	6	—	(5)	1	—	(1)
Proceeds from disposals	1	21	13	2	3	2	—	—	—	—	17	25
Proceeds from property loss	29	44	—	—	—	—	—	—	—	—	29	44
Decrease (increase) in investing working capital	154	91	—	—	—	18	(52)	29	—	—	102	138
Total cash (used in) investing activities	(1 365)	(1 352)	(328)	(242)	(324)	(287)	(275)	(295)	(28)	(40)	(2 320)	(2 216)
Net cash surplus (deficiency) before financing activities	1 574	(654)	(101)	(15)	(185)	(224)	(41)	(98)	(167)	(153)	1 080	(1 144)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy changes as described in note 2, Changes in Accounting Policies.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.’s (Suncor) financial position at September 30, 2006 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2006 and 2005.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. CHANGES IN ACCOUNTING POLICIES

(a) Overburden Removal Costs

On January 1, 2006, the company retroactively adopted EIC 160 “Stripping Costs Incurred in the Production Phase of a Mining Operation”. Under the new standard, overburden removal costs should be deferred and amortized only in instances where the activity benefits future periods, otherwise the costs should be charged to earnings in the period incurred. At Suncor, overburden removal precedes mining of the oil sands deposit within the normal operating cycle, and is related to current production. In accordance with the new standard, overburden removal costs are treated as variable production costs and expensed as incurred. Previously overburden removal was deferred and amortized on a life-of-mine approach. The impact of adopting this accounting standard is as follows:

Change in Consolidated Balance Sheets

	As at September 30
($ millions, (decrease)	2006	2005
Deferred charges and other	(233)	(199)
Total assets	(233)	(199)

Future income tax liabilities	(78)	(66)
Retained earnings	(155)	(133)
Total liabilities and shareholders’ equity	(233)	(199)

Change in Consolidated Statements of Earnings

	Third quarter		Nine months ended September 30
($ millions, increase/(decrease)	2006	2005	2006	2005
Operating, selling and general	80	68	239	220
Depreciation, depletion and amortization	(91)	(29)	(208)	(88)
Future income taxes	3	(13)	(10)	(46)
Net earnings	8	(26)	(21)	(86)
Per common share – basic (dollars)	0.02	(0.06)	(0.05)	(0.19)
Per common share – diluted (dollars)	0.02	(0.06)	(0.04)	(0.18)

(b) Non-monetary Transactions

On January 1, 2006, the company prospectively adopted CICA Handbook section 3831 “Non-monetary Transactions”. The standard requires all non-monetary transactions to be measured at fair value (if determinable) unless future cash flows are not expected to change significantly as a result of a transaction or the transaction is an exchange of a product held for sale in the ordinary course of business. The company was required to record the effects of an existing contract at Oil Sands that exchanges off-gas produced as a by-product of the upgrading operations for natural gas. An equal amount of revenues for the sale of the off-gas, and purchases of crude oil and products for the purchase of the natural gas are recorded. The amount of the gross-up of revenues and purchases of crude oil and products for the three and nine month periods ending September 30, 2006 was $25 million and $104 million respectively.

3. ENERGY MARKETING AND TRADING ACTIVITIES

The company uses physical and financial energy contracts, including swaps, forwards and options to gain market information and earn trading and marketing revenues. These energy trading activities are accounted for using the mark-to-market method and as such all financial instruments are recorded at fair value at each balance sheet date. The results of these activities are reported as revenue and as energy marketing and trading expenses in the Consolidated Statements of Earnings.

Physical energy marketing contracts involve activities intended to enhance prices and satisfy physical deliveries to customers. For the quarter ended September 30, 2006, these activities resulted in net pretax earnings of $14 million (2005 – net pretax earnings of $1 million). For the nine months ended September 30, 2006, physical energy marketing contracts resulted in net pretax earnings of $30 million (2005 – net pretax earnings of $10 million).

In addition to the financial derivatives used for hedging activities, the company also enters into various financial energy contracts for trading activities. The following information presents all positions for the trading financial instruments only. For the quarter ended September 30, 2006, a net pretax loss of $2 million (2005 – net pretax earnings of $3 million) resulted from the settlement and revaluation of the financial energy contracts. For the nine months ended September 30, 2006 a net pretax loss of $3 million (2005 – net pretax earnings of $4 million) was recorded. The above amounts do not include the impact of related general and administrative costs.

The fair value of unsettled (unrealized) energy trading assets and liabilities are as follows:

($ millions)	September 30 2006	December 31 2005
Energy trading assets	24	82
Energy trading liabilities	17	70
Net energy trading assets	7	12

Change in Fair Value of Net Assets

($ millions)	2006
Fair value of contracts outstanding at December 31, 2005	12
Fair value of contracts realized during 2006	(2)
Fair value of contracts entered into during the period	5
Changes in values attributable to market price and other market changes	(8)
Fair value of contracts outstanding at September 30, 2006	7

The source of the valuations of the above contracts is based on actively quoted prices and/or internal model valuations.

4. FINANCING EXPENSES (INCOME)

	Third quarter		Nine months ended September 30
($ millions)	2006	2005	2006	2005
Interest on debt	35	39	112	110
Capitalized interest	(30)	(34)	(94)	(91)
Net interest expense	5	5	18	19
Foreign exchange gain on long-term debt	—	(64)	(51)	(42)
Other foreign exchange loss (gain)	(5)	1	20	(7)
Total financing expenses (income)	—	(58)	(13)	(30)

5. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Third quarter		Nine months ended September 30
($ millions)	2006	2005	2006	2005

Net earnings	682	315	2 613	465

(millions of common shares)
Weighted-average number of common shares	459	457	459	456
Options issued under stock-based compensation plans	11	11	11	9
Weighted-average number of diluted common shares	470	468	470	465

(dollars per common share)
Basic earnings per share (a)	1.48	0.69	5.69	1.02
Diluted earnings per share (b)	1.45	0.67	5.56	1.00

Note: An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a) Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b) Diluted earnings per share is net earnings divided by the weighted-average number of diluted common shares.

6. STOCK-BASED COMPENSATION

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees that hold options must earn the right to exercise them. This is done by the employee fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criteria. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance vesting share unit is an award entitling employees to receive cash to varying degrees contingent upon Suncor’s shareholder return relative to a peer group of companies.

(a) Stock Option Plans

Under the SunShare long-term incentive plan, the company granted 634,000 options to new employees in the third quarter of 2006, for a total of 1,232,000 options granted in the nine months ended September 30, 2006 (314,000 options granted during the third quarter of 2005; 991,000 options granted in the nine months ended September 30, 2005).

On April 30, 2008, 50% of the outstanding, unvested SunShare options will vest. The remaining 50% of the outstanding, unvested SunShare options may vest on April 30, 2008 if the final predetermined performance criterion is met. If the performance criteria is not met, the unvested options that have not previously expired or been cancelled, will automatically vest on January 1, 2012.

Under the company’s other plans, 11,000 options were granted in the third quarter of 2006, for a total of 1,582,000 options granted in the nine months ended September 30, 2006 (63,000 options granted during the third quarter of 2005; 1,418,000 granted in the nine months ended September 30, 2005).

The fair values of all common share options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Third quarter		Nine months ended September 30
	2006	2005	2006	2005

Quarterly dividend per share	$0.08	$0.06	$0.08	$0.06
Risk-free interest rate	4.14%	3.42%	4.11%	3.68%
Expected life	4 years	5 years	5 years	6 years
Expected volatility	30%	28%	29%	28%
Weighted-average fair value per option	$25.40	$19.17	$30.16	$14.89

* In 2006, quarterly dividends of $0.06 per share were paid in the first quarter and $0.08 per share were paid in the second and third quarters.

Stock-based compensation expense recognized in the third quarter of 2006 related to stock options plans was $12 million (2005 – $6 million). For the nine months ended September 30, 2006 stock-based compensation expense recognized was $31 million (2005 – $16 million).

Common share options granted prior to January 1, 2003 are not recognized as compensation expense in the Consolidated Statements of Earnings. The company’s reported net earnings attributable to common shareholders and earnings per share prepared in accordance with the fair value method of accounting for stock-based compensation would have been reduced for all common share options granted prior to 2003 to the pro forma amounts stated below:

	Third quarter		Nine months ended September 30
($ millions, except per share amounts)	2006	2005	2006	2005

Net earnings – as reported	682	315	2 613	465
Less: compensation cost under the fair value method for pre-2003 options	2	2	7	11
Pro forma net earnings	680	313	2 606	454
Basic earnings per share
As reported	1.48	0.69	5.69	1.02
Pro forma	1.48	0.68	5.68	1.00
Diluted earnings per share
As reported	1.45	0.67	5.56	1.00
Pro forma	1.44	0.67	5.54	0.98

(b) Performance Share Units (PSUs)

In the third quarter of 2006 the company issued 3,000 PSUs (2005 – 6,000). For the nine months ended September 30, 2006, the company issued 395,000 PSUs (2005 – 451,000). The reversal of previously recognized expense due to a decline in share price in the third quarter of 2006 was $10 million (2005 – expense recognized was $8 million). Expense recognized for the nine months ended September 30, 2006 was $25 million (2005 – $16 million).

7. EMPLOYEE FUTURE BENEFITS LIABILITY

The company’s pension plans and other post-retirement benefits programs are described in note 8 of the company’s 2005 Annual Report. The following is the status of the net periodic benefit cost for the quarter and nine months ended September 30.

	Pension Benefits
	Third quarter		Nine months ended September 30
($ millions)	2006	2005	2006	2005

Current service costs	11	8	33	24
Interest costs	10	10	30	29
Expected return on plan assets	(8)	(7)	(24)	(21)
Amortization of net actuarial loss	7	4	21	15
Net periodic benefit cost	20	15	60	47

	Other Post-retirement Benefits
	Third quarter		Nine months ended September 30
($ millions)	2006	2005	2006	2005

Current service costs	1	2	4	5
Interest costs	2	1	6	5
Amortization of net actuarial loss	1	1	1	1
Net periodic benefit cost	4	4	11	11

8. SUPPLEMENTAL INFORMATION

	Third quarter		Nine months ended September 30
($ millions)	2006	2005	2006	2005

Interest paid	48	53	123	122
Income taxes paid (received)	(12)	6	5	61

Revenue Hedges

Strategic Crude Oil at September 30, 2006

	Quantity	Average Price	Revenue Hedged	Hedge
	(bpd)	(US$/bbl) (a)	(Cdn$ millions) (b)	Period (c)

Costless collars	50 000	50.00 – 91.70	257 – 470	2006
Costless collars	60 000	51.64 – 93.26	1 261 – 2 278	2007
Costless collars	10 000	59.85 – 101.06	244 – 413	2008

Natural Gas at September 30, 2006

	Quantity	Average Price	Revenue Hedged	Hedge
	(GJ/day)	(Cdn$/GJ)	(Cdn$ millions)	Period (c)

Swaps	4 000	6.58	2	2006
Costless collars	10 000	8.75 – 13.38	3 – 4	2006	(d)
Costless collars	20 000	6.13 – 8.00	7 – 10	2006	(e)
Swaps	4 000	6.11	9	2007

Foreign Currency Hedges at September 30, 2006

	Notional	Average	Dollars Hedged	Hedge
	(Euro millions)	Forward Rate	(Cdn$ millions)	Period

Euro/Cdn forward	20.6	1.40	29	2007	(f)

(a)	Average price for crude oil costless collars is US$ WTI per barrel at Cushing, Oklahoma.
(b)	The revenue hedged is translated to Cdn$ at the September 30, 2006 exchange rate and is subject to change as the Cdn$/US$ exchange rate fluctuates during the hedge period.
(c)	Original hedge term is for the full year unless otherwise noted.
(d)	For the period October 1 to October 31, 2006, inclusive.
(e)	For the period October to November 2006, inclusive.
(f)	Settlements for applicable forwards occurring within the period April to September 2007.

9. INCOME TAXES

During the second quarter of 2006 the federal government substantively enacted a 3.1% reduction to its federal corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $292 million related to the revaluation of its opening future income tax balances.

As well, the provincial government of Alberta substantively enacted a 1.5% reduction to its provincial corporate tax rates during the second quarter of 2006. Accordingly, the company recognized a reduction in future income tax expense of $127 million related to the revaluation of its opening future income tax balances.

10. ROYALTY ESTIMATE MEASUREMENT UNCERTAINTY

Alberta Crown royalties in effect for each Oil Sands project require payments to the Government of Alberta based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of certain capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of R. Firebag is being treated by the Government of Alberta as a separate project from the rest of the Oil Sands operations for royalty purposes.

In February 2006, we advised the Government of Alberta we would not proceed with a July 2004 claim we filed against the Crown where we were seeking to overturn the government’s decision on the royalty treatment of our Firebag in-situ operations.

Oil Sands royalties payable in 2006 are highly sensitive to, among other factors, changes in crude oil and natural gas pricing, timing of the receipt of property damage insurance proceeds, foreign exchange rates and total capital and operating costs for each project. Oil Sands pretax royalty estimate was $682 million ($464 million after tax) for the first nine months of 2006 compared to $317 million ($196 million after tax) for the first nine months of 2005. We estimate 2006 annualized oil sands royalties to be approximately $880 million ($600 million after tax) based on nine months of actual results including the final $385 million in business interruption insurance proceeds, together with 2006 forward crude oil pricing of US$64.36 as at September 30, 2006, current forecasts of production, capital and operating costs for the remainder of 2006, a Canadian/US foreign exchange rate of $0.89, and no further receipts of property loss insurance proceeds other than those recorded to date. Accordingly, actual results will differ, and these differences may be material. The balance of the consolidated royalty expense is in respect of natural gas royalties of $89 million ($61 million after tax).

11. CREDIT FACILITIES

During the second quarter, a $1.5 billion credit facility agreement was renegotiated and extended by two years, to have a five year term maturing in June 2011. The credit limit of this facility was also increased by $500 million to $2 billion. In addition, a $200 million credit facility agreement was renegotiated and increased by $100 million to $300 million. As well, a $600 million credit facility agreement matured during the second quarter and was not renewed. At September 30, 2006, the company had available facilities as follows:

($ millions)

Facility that is fully revolving for 364 days, has a term period of one year and expires in 2008	300
Facility that is fully revolving for a period of three years and expires in 2011	2 000
Facilities that can be terminated at any time at the option of the lenders	30
Total available credit facilities	2 330

As at September 30, 2006, undrawn lines of credit were approximately $2,088 million.

HIGHLIGHTS

(unaudited)

	2006	2005

Cash Flow from Operations
(dollars per common share)
For the three months ended September 30
Cash flow from operations (1)	2.51	1.42
For the nine months ended September 30
Cash flow from operations (1)	8.25	2.74
Ratios
For the twelve months ended September 30
Return on capital employed (%) (2)	47.1	12.6
Return on capital employed (%) (3)	34.9	9.6
Net debt to cash flow from operations (times) (4)	0.4	1.8
Interest coverage on long-term debt (times)
Net earnings (5)	28.6	8.9
Cash flow from operations (6)	32.9	12.8
As at September 30
Debt to debt plus shareholders’ equity (%) (7)	19.6	38.6
Common Share Information
As at September 30
Share price at end of trading
Toronto Stock Exchange – Cdn$	80.19	70.42
New York Stock Exchange – US$	72.05	60.53
Common share options outstanding (thousands)	19 783	19 378
For the nine months ended September 30
Average number outstanding, weighted monthly (thousands)	458 859	455 962

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)                                  Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)                                  Net earnings (2006 – $3,300 million; 2005 – $734 million) adjusted for after-tax financing expenses (2006 – income of $6 million; 2005 – expense of $57 million) for the twelve month period ended; divided by average capital employed (2006 – $7,009 million; 2005 – $5,843 million). Average capital employed is the sum of shareholders’ equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 56 of Suncor’s 2005 Annual Report to Shareholders.

(3)                                  If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2006 – $9,453 million; 2005 – $7,676 million), the return on capital employed would be as stated on this line.

(4)                                  Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.

(5)                                  Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)                                  Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)                                  Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders’ equity.

QUARTERLY OPERATING SUMMARY

(unaudited)

	For the quarter ended					Nine months ended		Total year
	Sep 30	June 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
	2006	2006	2006	2005	2005	2006	2005	2005
OIL SANDS
Production (1),(a)
Total production	242.8	267.3	264.4	267.7	148.2	258.1	138.8	171.3
Firebag	37.2	35.0	27.4	26.0	23.0	33.3	16.8	19.1
Sales (a)
Light sweet crude oil	84.9	124.7	119.2	108.6	69.9	109.4	64.4	73.3
Diesel	20.7	32.9	35.1	30.7	10.6	29.6	10.5	15.6
Light sour crude oil	125.8	99.2	121.0	104.2	41.7	115.3	44.8	59.8
Bitumen	6.6	8.5	—	7.2	22.3	5.1	16.8	16.6
Total sales	238.0	265.3	275.3	250.7	144.5	259.4	136.5	165.3
Average sales price (2),(b)
Light sweet crude oil	78.11	78.27	69.00	55.96	52.08	74.90	46.34	49.93
Other (diesel, light sour crude oil and bitumen)	68.60	72.75	63.28	63.84	59.70	68.09	52.48	56.90
Total	71.99	75.34	65.75	60.42	56.01	70.96	49.72	53.81
Total *	71.99	75.34	65.75	66.68	67.95	70.96	60.21	62.68

CASH OPERATING COSTS AND TOTAL OPERATING COSTS – TOTAL OPERATIONS
Cash costs	21.00	15.65	15.55	16.20	21.65	17.30	21.85	19.60
Natural gas	2.60	2.55	3.45	4.65	6.00	2.85	5.05	4.90
Imported bitumen	0.10	0.10	0.05	0.05	—	0.10	0.05	0.05
Cash operating costs (3),(c)	23.70	18.30	19.05	20.90	27.65	20.25	26.95	24.55
Firebag start-up costs	—	—	0.90	0.30	—	0.30	—	0.10
Total cash operating costs (4),(c)	23.70	18.30	19.95	21.20	27.65	20.55	26.95	24.65
Depreciation, depletion and amortization	4.30	3.80	3.90	3.60	6.10	4.00	6.35	5.30
Total operating costs (5),(c)	28.00	22.10	23.85	24.80	33.75	24.55	33.30	29.95

CASH OPERATING COSTS AND TOTAL OPERATING COSTS – IN-SITU BITUMEN PRODUCTION
Cash costs	5.55	8.50	5.70	6.70	7.55	6.60	10.45	9.15
Natural gas	7.60	8.15	7.70	13.80	13.25	7.80	12.65	13.05
Cash operating costs (6),(c)	13.15	16.65	13.40	20.50	20.80	14.40	23.10	22.20
Firebag start-up costs	—	—	8.50	—	—	2.30	—	—
Total cash operating costs (7),(c)	13.15	16.65	21.90	20.50	20.80	16.70	23.10	22.20
Depreciation, depletion and amortization	5.55	3.75	6.90	4.60	4.25	5.30	5.00	4.90
Total operating costs (8),(c)	18.70	20.40	28.80	25.10	25.05	22.00	28.10	27.10

(for the period ended)
Capital employed (h)	5 550	5 544	5 450	4 472	4 334

(for the twelve months ended)
Return on capital employed (i)	57.7	53.8	35.5	22.7	15.1
Return on capital employed (i) ****	43.7	40.5	26.3	16.3	11.2

QUARTERLY OPERATING SUMMARY (continued)

(unaudited)

		For the quarter ended					Nine months ended		Total year
		Sep 30	June 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
		2006	2006	2006	2005	2005	2006	2005	2005
	NATURAL GAS
	Gross production **
	Natural gas (d)	191	189	196	193	200	192	189	190
	Natural gas liquids (a)	2.1	2.6	2.4	2.3	2.2	2.4	2.5	2.4
	Crude oil (a)	0.7	0.9	0.8	0.6	0.7	0.8	0.9	0.8
	Total gross production (e)	34.6	35.1	35.9	35.0	36.3	35.2	34.8	34.8
	Average sales price (2)
	Natural gas (f)	6.33	6.38	9.03	11.66	8.32	7.16	7.50	8.57
	Natural gas (f) *	6.13	6.22	8.75	11.83	8.34	6.94	7.47	8.59
	Natural gas liquids (b)	53.11	60.14	51.75	57.85	58.00	55.20	48.52	50.70
	Crude oil – Conventional (b)	84.95	74.18	60.30	72.60	63.77	72.79	62.99	64.85
	Net wells drilled
Conventional	– Exploratory ***	1	1	5	3	4	7	9	12
	– Development	6	2	4	13	2	12	9	22
		7	3	9	16	6	19	18	34

	(for the period ended)
	Capital employed (h)	778	770	590	563	598

	(for the twelve months ended)
	Return on capital employed (i)	27.9	30.6	31.7	30.7	22.7

ENERGY MARKETING AND REFINING – CANADA
	Refined product sales (g)
	Transportation fuels
	Gasoline
	Retail	4.6	4.6	4.4	4.5	4.2	4.5	4.5	4.5
	Other	3.8	3.9	3.6	3.3	4.2	3.8	4.1	3.9
	Jet fuel	0.7	0.8	0.7	0.8	0.9	0.7	0.9	0.9
	Diesel	3.0	3.5	3.2	3.4	3.7	3.2	3.2	3.3
	Total transportation fuel sales	12.1	12.8	11.9	12.0	13.0	12.2	12.7	12.6
	Petrochemicals	1.0	0.9	1.2	0.4	0.7	1.0	0.7	0.7
	Heating oils	0.4	0.4	0.6	0.5	0.2	0.5	0.4	0.4
	Heavy fuel oils	0.9	0.7	0.9	0.9	0.8	0.8	1.1	1.0
	Other	0.8	0.6	0.7	0.5	0.9	0.7	0.5	0.5
	Total refined product sales	15.2	15.4	15.3	14.3	15.6	15.2	15.4	15.2

	Crude oil supply and refining
	Processed at Sarnia refinery (g)	9.4	9.9	9.6	10.6	10.7	9.6	10.6	10.6
	Utilization of refining capacity (i)	85	89	86	95	96	87	96	95

	(for the period ended)
	Capital employed (h)	847	490	535	486	547

	(for the twelve months ended)
	Return on capital employed (i)	21.0	23.9	11.5	8.1	7.7
	Return on capital employed (i) ****	11.4	12.4	6.8	5.2	5.6

QUARTERLY OPERATING SUMMARIES (continued)

(unaudited)

	For the quarter ended					Nine months ended		Total year
	Sep 30	June 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
	2006	2006	2006	2005	2005	2006	2005	2005
REFINING AND MARKETING – U.S.A.
Refined product sales (g)
Transportation fuels
Gasoline
Retail	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7
Other	7.6	8.0	5.3	7.1	8.9	6.8	5.9	6.2
Jet fuel	1.0	0.9	0.8	0.9	0.8	0.9	0.8	0.8
Diesel	3.8	3.8	3.2	3.6	3.9	3.6	3.2	3.3
Total transportation fuel sales	13.1	13.4	10.0	12.3	14.3	12.0	10.6	11.0
Asphalt	1.6	1.3	1.0	1.2	1.8	1.3	1.8	1.6
Other	1.5	1.5	0.3	1.0	1.2	1.2	1.1	1.1
Total refined product sales	16.2	16.2	11.3	14.5	17.3	14.5	13.5	13.7

Crude oil supply and refining
Processed at Denver refinery (g)	14.8	14.6	9.2	13.0	14.9	12.9	12.3	12.1
Utilization of refining capacity (i)	104	102	65	91	104	90	102	98

(for the period ended)
Capital employed (h)	810	340	341	327	354

(for the twelve months ended)
Return on capital employed (i)	44.4	45.7	42.2	49.4	32.2
Return on capital employed (i) ****	25.4	23.1	22.7	28.9	21.6

QUARTERLY OPERATING SUMMARIES (continued)

(unaudited)

Non-GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Total operations production	Total operations production includes total production from both mining and in-situ operations.

(2) Average sales price	This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of hedging activities as noted).

(3) Cash operating costs – Total operations

Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on production volumes that are processed through the upgrader facilities. For a reconciliation of this non-GAAP financial measure see Management’s Discussion and Analysis.

(4) Total cash operating costs – Total operations

Include cash operating costs – Total operations as defined above and cash start-up costs for in-situ operations. Per barrel amounts are based on all production volumes that are processed through the upgrader facilities.

(5) Total operating costs – Total operations

Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on all production volumes that are processed through the upgrader facilities.

(6) Cash operating costs – In-situ bitumen production

Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes.

(7) Total cash operating costs – In-situ bitumen production	Include cash operating costs – Firebag as defined above and cash start-up operating costs. Per barrel amounts are based on in-situ production volumes.

(8) Total operating costs – In-situ bitumen production	Include total cash operating costs – Firebag as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes.

Explanatory Notes

*             Excludes the impact of hedging activities.

**           Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.

***         Excludes exploratory wells in progress.

****      If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a)    thousands of barrels per day

(b)    dollars per barrel

(c)    dollars per barrel rounded to the nearest $0.05

(d)    millions of cubic feet per day

(e)    thousands of barrels of oil equivalent per day

(f)     dollars per thousand cubic feet

(g)    thousands of cubic metres per day

(h)    $ millions

(i)     percentage

Metric Conversion

Crude oil, refined products, etc.                                            1m3 (cubic metre) = approx. 6.29 barrels